Exhibit 99.1

RISK FACTORS

Regulatory Risks

We may not be able to obtain or maintain marketing approvals for our products.

We are not able to market any of our products in Europe, the United States or in any other jurisdiction without marketing approval from the EMEA, FDA or equivalent foreign regulatory agency. The regulatory process to obtain market approval for a new drug or biologic takes many years and requires the expenditure of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

Replagal was granted marketing authorization in the fifteen countries of the European Union by the European Commission in August 2001. We have also received approval to market Replagal in The Czech Republic, Iceland, Israel, New Zealand, Norway, and Switzerland.

In the United States, we submitted a BLA to the FDA seeking marketing authorization for Replagal. In January 2001, the FDA issued a complete review letter regarding the BLA for Replagal. The FDA letter stated that the data that we had provided was not adequate for approval of the BLA at that time and requested additional information. In response to this letter, we have discussed the BLA with the FDA and have submitted additional data. We expect that after the FDA has reviewed the data, it will either approve the BLA or decline to approve it. If it declines to approve the BLA, the FDA may request additional information, possibly including data from additional clinical trials.

During 2000, Aventis submitted an MAA to the EMEA seeking marketing authorization of Dynepo in the European Union for the treatment of anemia associated with kidney disease. In March 2002, the EC granted marketing approval of Dynepo in the European Union.

Also during 2000, Aventis submitted a BLA to the FDA seeking marketing authorization for Dynepo in the United States. The FDA did not accept this BLA for filing, requesting that Aventis provide additional manufacturing data.  Aventis is currently accumulating these data and, when complete, we expect that Aventis will submit a new BLA.

There can be no assurance as to whether or when any of these applications for marketing authorization relating to Replagal and Dynepo, or additional applications for marketing authorization that we may make in the future as to these or other products, will be approved by the relevant regulatory authorities.

If we fail to comply with the extensive regulatory requirements to which our products are subject, we could be subject to adverse consequences and penalties.

The testing, manufacturing, labeling, advertising, promotion, export, and marketing, among other things, of our products are subject to extensive regulation by governmental authorities in Europe, the United States, and elsewhere throughout the world.

In general, there can be no assurance that submission of materials requesting permission to conduct clinical trials will result in authorization by the EMEA, the FDA or equivalent foreign regulatory agency to commence clinical trials, or that once clinical trials have begun, testing will be completed successfully within any specific time period, if at all, with respect to any of our products. Once trials are complete and an application for marketing approval has been submitted to the relevant regulatory agency, the regulatory agency may deny the application if applicable regulatory criteria are not satisfied, or may require additional testing or information.

If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. As to any product for which we obtain marketing approval, the product, the facilities at which the product is manufactured, any post-approval clinical data and our promotional activities will be subject to continual review and periodic inspections by the EMEA, the FDA and other regulatory agencies.

Both before and after approval is obtained, violations of regulatory requirements may result in various adverse consequences, including the regulatory agency’s delay in approving, or refusal to approve a product, suspension or withdrawal of an approved product from the market, operating restrictions, or the imposition of civil or criminal penalties.

We may not be able to obtain orphan drug exclusivity for our Niche Protein products and if our competitors are able to obtain orphan drug exclusivity before us, we may be precluded from marketing our Niche Protein products.

Some jurisdictions, including Europe and the United States, may designate therapeutics for relatively small patient populations as “orphan drugs”. Generally, if a product which has an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that applications to market the same product for the same use may not be approved, except in very limited circumstances, for a period of up to 10 years in Europe and for a period of seven years in the United States. Obtaining orphan drug designations and orphan drug exclusivity for our Niche Protein products may be critical to our success in this area. Even if we obtain orphan drug exclusivity for any of our potential products, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained may not apply to such competitive product. Our competitors may also seek and obtain orphan drug exclusivity for products competitive with our products before we obtain marketing approval.

Replagal was granted marketing authorization in the fifteen countries of the European Union by the European Commission in August 2001. A competitive product for the treatment of patients with Fabry disease, marketed by Genzyme, was also granted marketing authorization in the European Union. Both Replagal and Genzyme’s competing product were granted co-exclusive orphan drug status in the European Union for up to 10 years.

In the United States, both TKT and Genzyme have received orphan drug designation for their respective products.  Whichever product is the first to receive FDA marketing approval would likely receive orphan drug exclusivity for that product.  Once a product receives orphan drug exclusivity, the FDA may not approve any other applications to market the same class of product for Fabry disease for a period of seven years, except in limited circumstances.

If our clinical trials for a product are not successful, we may not be able to commercialize that product.

In order to obtain regulatory approvals for the commercial sale of our potential products, we and our collaborators will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of our products. We may not be able to obtain authority from the EMEA, the FDA or other equivalent foreign regulatory agencies to commence or complete these clinical trials.

The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale, advanced stage clinical trials. Furthermore, we, one of our collaborators, or a regulatory agency with jurisdiction over the trials, may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks, or for other reasons.

The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, the nature of the study, the existence of competitive clinical trials, and the availability of alternative treatments. In particular, the patient populations for some of our Niche Protein products is small. Delays in planned patient enrollment may result in increased costs and prolonged clinical development.

We and our collaborators may not be able to successfully complete any clinical trial of a potential product within any specified time period. In some cases, we may not be able to complete the trial at all. Moreover, clinical trials may not show our potential product to be both safe and efficacious. Thus, the EMEA, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

Because gene therapy is a relatively new technology and gene therapy products have not been extensively tested in humans, we may face delays and incur increased costs in the regulatory process related to our gene therapy products.

We are developing gene therapy products. Because gene therapy is a relatively new technology and products for gene therapy have not been extensively tested in humans, the regulatory requirements governing gene therapy products may be more uncertain than for other types of products. This uncertainty may cause delays in the regulatory process relating to our gene therapy products, including delays in our initiating clinical trials of these products. This uncertainty may also increase the cost of obtaining regulatory approvals of our gene therapy products.

Ethical and social issues may cause regulatory authorities to increase the regulation of gene therapy clinical trials.

Due to adverse events that have occurred during some gene therapy clinical trials conducted by other biotechnology and pharmaceutical companies and institutions, the Federal government, the EMEA, the FDA, industry organizations, and institutions conducting gene therapy clinical trials have grown increasingly concerned about the safety of these clinical trials. An increased concern over gene therapy trials generally may lead the EMEA, the FDA or other regulatory agencies to impose further regulation on gene therapy clinical trials. If further regulations are imposed on gene therapy research generally, the delays and costs involved in complying with such regulations may impair our ability to conduct gene therapy clinical trials in the future.

Patent Litigation and Intellectual Property Risks

We are a party to litigation with Genzyme and Mount Sinai involving Replagal, which could preclude us from manufacturing or selling Replagal.

Since July 2000, we have been involved in patent litigation relating to Replagal brought by Genzyme and Mount Sinai in the Delaware District Court regarding a patent licensed by Genzyme from Mount Sinai. In January 2002, the Delaware District Court dismissed this patent litigation, granting our motion for summary judgment of non-infringement and denying Genzyme’s motion for summary judgment of infringement. In March 2002, Genzyme appealed the ruling of the Delaware District Court to the Federal Circuit.  If Genzyme is successful in its appeal, the Company may be precluded from marketing and selling Replagal.  We can provide no assurance as to the outcome of this litigation.

We are party to litigation with Amgen and Kirin–Amgen involving Dynepo, which could preclude us from manufacturing or selling Dynepo.

In April 1997, Amgen commenced a patent infringement action against us and Aventis in the Massachusetts District Court.   In January 2001, the Massachusetts District Court concluded that Dynepo infringed 8 of the 18 claims of patents asserted by Amgen. Amgen did not seek and was not awarded monetary damages.  We and Aventis have filed an appeal of the decision with the Federal Circuit. Amgen has also appealed this decision.

In addition, in July 1999, we and Aventis commenced legal proceedings in the U.K. against Kirin-Amgen, seeking a declaration that a U.K. patent held by Kirin-Amgen will not be infringed by our activities related to Dynepo and that certain claims of Kirin-Amgen’s U.K. patent are invalid.  In April 2001, the High Court of Justice in the United Kingdom ruled that Dynepo infringed one of four claims of a patent asserted by Kirin–Amgen. We and Aventis have filed an appeal of this decision. Kirin-Amgen has also appealed this decision.

We can provide no assurance as to the outcome of either litigation.  Unless we and Aventis are successful in our appeal, we and Aventis will be precluded from manufacturing and selling Dynepo in the relevant jurisdiction.  In addition, the litigation is costly and we are required to reimburse Aventis, which is paying the litigation expenses, for our share of the expenses from future royalties and in certain other circumstances.

We may become involved in additional and expensive patent litigation or other proceedings.

The biotechnology industry has been characterized by significant litigation and interference and other proceedings regarding patents, patent applications, and other intellectual property rights. We may become a party to additional patent litigation and other proceedings with respect to our Niche Protein products, Gene-Activated protein products, gene therapy technology, or other technology. Such litigation could result in liability for damages, prevent our development and commercialization efforts, or divert management’s attention and resources.

An adverse outcome in any patent litigation or other proceeding involving patents could subject us to significant liabilities to third parties and require us to cease using the technology or product that is at issue or to license the technology or product from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to develop, manufacture, and market products, form strategic alliances, and compete in the marketplace.

If we are unable to obtain patent protection for our discoveries, the value of our technology and products may be adversely affected.

Our success will depend in part on our ability to obtain patent protection for our processes and products in the United States and other countries. The patent situation in the field of biotechnology generally is highly uncertain and involves complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology patents.  We may not be issued patents relating to our technology. Even if issued, patents may be challenged, invalidated, or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

We may not hold proprietary rights to certain product patents, process patents, and use patents related to our products or their methods of manufacture. In some cases, these patents may be owned or controlled by third parties. As a result, we may be required to obtain licenses under third-party patents to market certain of our potential products. If licenses are not available to us on acceptable terms, we may not be able to market these products.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products will be adversely affected.

We rely upon unpatented proprietary technology, processes, and know-how. We seek to protect this information in part by confidentiality agreements with our employees, consultants, and other third-party contractors. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

If we fail to comply with any of our obligations under any of the agreements under which we license commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to a number of patent licenses that are important to our business and expect to enter into additional patent licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license and we may not be able to market products that were covered by the license.

Business Risks

Our Revenue From Product Sales Is Dependent on the Commercial Success of Replagal

During 2001, we received marketing authorizations for our first product.  Replagal was granted marketing authorization in the European Union in August 2001.  We have also received approval to market Replagal in six other countries.  We expect that Replagal will account for all of our product sales through 2004, at the earliest.  The commercial success of Replagal will depend on its acceptance by physicians, patients and other key decision-makers for the treatment of Fabry disease.  If Replagal does not generate significant product sales, TKT will be required to fund operations with cash resources, interest income, proceeds from equity offerings and debt financings and funding from collaborative agreements.

The market may not be receptive to our products upon their introduction.

The commercial success of any of our products for which we obtain marketing approval from the EMEA, the FDA, or other regulatory authorities will depend upon their acceptance by patients, the medical community and third-party payors as clinically effective, safe, and cost-effective.  It may be difficult for us to achieve market acceptance of our products.

Other factors that we believe will materially affect market acceptance of our products include:

•              the timing of the receipt of marketing approvals;

•              the countries in which such approvals are obtained; and

•              the safety, efficacy, convenience, and cost-effectiveness of the product as compared to competitive products.

We have limited experience and resources in manufacturing and will incur significant costs to develop this experience or rely on third parties to manufacture our products on our behalf.

We have limited manufacturing experience and, in order to continue to develop products, apply for regulatory approvals, and commercialize our products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.  We currently use, and expect to continue in the future to use, internal manufacturing and contract manufacturing by third parties to meet our production requirements for preclinical testing, clinical trials, and commercial supply.

To the extent that we are parties to manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner and in accordance with applicable government regulations. There are a limited number of such third-party manufacturers capable of manufacturing our protein products with a limited amount of production capacity. As a result, we may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing of these products, or to do so on commercially reasonable terms, we may not be able to complete development of these products or market them.

To the extent that we elect not to or cannot contract for third-party manufacturing for any of our products, we will need to manufacture these products in our own manufacturing facilities. We have limited manufacturing experience. We are investing, and may need in the future to invest, substantial additional funds to build our own manufacturing facilities and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities. There can be no assurance that we will be able to successfully build or operate our own facilities, that our facilities will comply with applicable regulations or that our facilities will enable us to manufacture our products at a commercially reasonable cost.

If we fail to obtain an adequate level of reimbursement by third-party payors for our products, we may not have commercially viable markets for our products.

In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals and the level of reimbursement are subject to governmental control. In the United States, the availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors generally attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services.

We expect that the prices for many of our products, when commercialized, including in particular, our Niche Protein products, may be high compared to other pharmaceutical products.   For example, as of March 31, 2002, we have established pricing and reimbursement in substantially all countries in Europe in which Replagal has been approved. The average price established is approximately $165,000 per patient per year.  We have not established reimbursement for Replagal in all of the countries in which it has been approved and may not establish reimbursement in one or more of those countries at adequate levels or at all.  The price of our products may make reimbursement more difficult to obtain, if it can be obtained at all.

The Centers for Medicare and Medicaid Services of the United States Department of Health and Human Services has considered proposals from time to time to reduce the reimbursement rate with respect to erythropoietin.  If Dynepo is approved and commercialized, adoption by the Centers for Medicare and Medicaid Services of any such proposal might have an adverse effect on the pricing of Dynepo.

We also may experience pricing pressure with respect to Replagal and other products for which we may obtain marketing approval due to the trend toward managed health care, the increasing influence of health maintenance organizations and legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The biotechnology industry is highly competitive and characterized by rapid and significant technological change. Our competitors include pharmaceutical companies, biotechnology firms, universities, and other research institutions. Many of these competitors have substantially greater financial and other resources than we do and are conducting extensive research and development activities on technologies and products similar to or competitive with ours.

We may be unable to develop technologies and products that are more clinically efficacious or cost-effective than products developed by our competitors. Even if we obtain marketing approval for our product candidates, many of our competitors have more extensive and established sales, marketing, and distribution capabilities than we do. Litigation with third parties, including litigation with Amgen and Genzyme, could delay our time to market or preclude us from reaching the market for certain products and enable our competitors to more quickly and effectively penetrate certain markets.

Niche Protein Products. For many of the disease targets of our Niche Protein product platform, there is currently no cure or effective treatment. Treatments generally are focused on the management of the disease’s symptoms. In general, we believe that these diseases represent markets too small to attract the resources of larger pharmaceutical companies but may provide attractive commercial opportunities to smaller companies.

We believe that the primary competition with respect to our Niche Protein product program is from biotechnology and smaller pharmaceutical companies.  Competitors include BioMarin Pharmaceutical Inc., Genzyme, Oxford GlycoSciences plc, and Synpac Pharmaceuticals, Ltd. The markets for some of the potential Niche Protein products are quite small. As a result, if competitive products exist, we may not be able to successfully commercialize our products.

We believe that our primary competition with respect to Replagal is Genzyme. Replagal was granted marketing authorization in the fifteen countries of the European Union by the European Commission in August 2001. A competitive product for the treatment of patients with Fabry disease, marketed by Genzyme, was also granted marketing authorization in the European Union.  Both Replagal and Genzyme’s competing product were granted co-exclusive orphan drug status in the European Union for up to 10 years.

In the United States, both we and Genzyme have received orphan drug designation for our respective products.  Whichever product is the first to receive FDA marketing approval would likely receive orphan drug exclusivity for that product.  Once a product receives orphan drug exclusivity, the FDA may not approve any other applications to market the same class of product for Fabry disease for a period of seven years, except in limited circumstances.

Gene-Activated Protein Products.  In our Gene-Activated protein program, we are developing potentially improved versions of proteins that are currently marketed and proteins that have no currently-marketed counterparts. For instance, in the case of Dynepo, erythropoietin and competing products are marketed by Amgen, Johnson & Johnson, F. Hoffmann-La Roche Ltd. (Boehringer Mannheim GmbH), Sankyo Company Ltd., Chugai Pharmaceutical Co., Ltd., and the pharmaceutical division of Kirin Brewery Co., Ltd.

Many of the protein products against which our Gene-Activated proteins would compete have well-known brand names, have been promoted extensively and have achieved market acceptance by third-party payors, hospitals, physicians, and patients. In addition, many of the companies that produce these protein products have patents covering techniques used to produce these products, which have served as effective barriers to entry in the therapeutic proteins market. As with Amgen and its erythropoietin product, these companies may seek to block our entry into the market by asserting that our Gene-Activated proteins infringe their patents. Many of these companies are also seeking to develop and commercialize new or potentially improved versions of their proteins.

Gene Therapy.  Our gene therapy system will have to compete with other gene therapy systems, as well as with conventional methods of treating the diseases and conditions targeted. Although no gene therapy product is currently marketed in the United States, a number of companies, including major biotechnology and pharmaceutical companies, as well as development stage companies, are actively involved in this field.

Competition for technical, commercial and administrative personnel is intense in our industry and we may not be able to sustain our operations or grow if we are unable to attract and retain key personnel.

Our success is highly dependent on the retention of principal members of our technical, commercial, and administrative staff. Furthermore, our future growth will require hiring a significant number of qualified technical, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain or grow our operations.

We have limited sales and marketing experience and capabilities and will need to develop this expertise or depend on third parties to successfully sell and market our products on our behalf.

We have limited sales and marketing experience and capabilities. In order to market our products, including Replagal, we will need to develop this experience and these capabilities or rely upon third parties, such as our collaborators, to perform these functions. If we rely on third parties to sell, market, or distribute our products, our success will be dependent upon the efforts of these third parties in performing these functions. In many instances, we may have little or no control over the activities of these third parties in selling, marketing, and distributing our products. If we choose to conduct these activities directly, as we plan to do with respect to some of our potential products, we may not be able to recruit and maintain an effective sales force.

We depend on our collaborators to develop, conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell certain products on our behalf and none of their efforts may be scientifically or commercially successful.

We are parties to collaborative agreements with third parties relating to certain of our principal products. We are relying on Aventis to develop, conduct clinical trials, obtain regulatory approvals for, and manufacture, market, and sell Dynepo in the United States and Europe; Sumitomo to develop and commercialize Replagal for Fabry disease in Japan and other Asian countries; and GI to co-develop and commercialize Factor VIII gene therapy for hemophilia A in Europe. Our collaborators may not devote the resources necessary or may otherwise be unable or unwilling to complete development and commercialization of these potential products. Our existing collaborations are subject to termination without cause on short notice under specified circumstances.

Our existing collaborations and any future collaborative arrangements with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

•              our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us or which could affect our collaborative partners’ commitment to the collaboration with us;

•              reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which will be based on a percentage of net sales by the collaborator;

•              our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect the perception of us in the business and financial communities; and

•              our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us.

We may be exposed to product liability claims and may not be able to obtain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing, and marketing of human therapeutic products. Our clinical trial liability insurance and product liability insurance are subject to deductibles and coverage limitations. We may not be able to obtain additional insurance or maintain insurance on acceptable terms or at all. Moreover, any insurance that we do obtain may not provide adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product commercialization efforts.

Financing Risks

We have not been profitable and expect to continue to incur substantial losses.

We have experienced significant operating losses since our inception in 1988. We expect that we will continue to incur substantial losses and that, until we have substantial product sales, our cumulative losses will increase as our research and development, sales and marketing, and manufacturing efforts expand. We expect that the losses that we incur will fluctuate from quarter to quarter and that these fluctuations may be substantial.  We recorded approximately $3.5 million in product sales in 2001.

We may need additional financing, which may be difficult to obtain.

We may require additional funds to conduct research and development, including preclinical testing and clinical trials of our potential products and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

•              the timing, receipt, and amount of product sales;

•              continued progress in our research and development programs, as well as the magnitude of these programs;

•              the scope and results of our clinical trials;

•              the timing of, and the costs involved in, obtaining regulatory approvals;

•              the cost of manufacturing activities;

•              the cost of commercialization activities, including product marketing, sales and distribution;

•              the cost of additional facilities requirements;

•              the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims and other patent–related costs, including litigation costs and the results of such litigation;

•              the cost of obtaining and maintaining licenses to use patented technologies;

•              our ability to establish and maintain collaborative arrangements;

•              the cost of buying out the minority interest in TKT Europe, if applicable;

•              the timing, receipt, and amount of milestones, royalties and other payments from collaborators; and

•              other working capital requirements.

We may seek additional funding through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates, or products which we would otherwise pursue on our own.